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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE TO/A

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                            (Amendment No. 2)

                               ----------------

                           EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                               ----------------

                           MEMPHIS ACQUISITION INC.

                              SIEMENS CORPORATION

                          SIEMENS AKTIENGESELLSCHAFT
                      (Names of Filing Persons (Offeror))

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                               ----------------

                                   282056100
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Kenneth R. Meyers, Esq.
                              Siemens Corporation
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 258-4000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications
                         on Behalf of Filing Persons)

                               ----------------

                                   Copy to:

                             Peter D. Lyons, Esq.
                              Shearman & Sterling
                              1550 El Camino Real
                         Menlo Park, California 94025
                                (650) 330-2200

                               ----------------

                           CALCULATION OF FILING FEE

=================================================================================
           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
               $1,477,026,771                                     $295,406
=================================================================================


* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $23.50 per share tender offer price, by 62,852,203, the sum of the 59,332,385 shares of Common Stock outstanding as of February 21, 2001 and an estimated 3,519,818 shares of Common Stock subject to options, which will vest before March 29, 2001.

**  Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $288,512_____     Filing Party: Siemens
Form or Registration No.: Schedule        Aktiengesellschaft___________________
TO___________________________________

                                          Date Filed: March 2, 2001____________
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


   This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 2, 2001 (the "Schedule TO") by Memphis Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens Corp.") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"). On March 8, 2001, Purchaser, Siemens Corp. and Siemens AG filed Amendment No. 1 to the Schedule TO. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Efficient Networks, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Transaction

   Item 4 of the Schedule TO is hereby amended and supplemented to include the following information.

   Section 14. Certain Conditions of the Offer.

   Section 14 of the Offer to Purchase on page 34 is amended to add the following paragraph as the second to last paragraph in such section:

   "On March 12, 2001, Siemens Corp. was informed by the FTC (as defined below) that early termination of the waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer has been granted. The Offer remains conditioned upon, among other things, the expiration or termination of the applicable waiting period under the German Competition Act and any other applicable foreign antitrust law."

   In addition, the last paragraph of Section 14 of the Offer to Purchase on page 34 is amended to add the following sentence at the end of such paragraph:

   "All conditions to the Offer, other than the condition set forth in clause
(ii) of the first paragraph of this "Section 14. Certain Conditions of the Offer" (which concerns the expiration or termination of applicable waiting periods under governmental statutes and regulations) and any involving receipt of necessary governmental approvals, must be satisfied or waived on or prior to the expiration of the Offer."


Item 11. Additional Information.

   Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information.

   Section 15. Certain Legal Matters and Regulatory Approvals.

   The sixth paragraph of Section 15 on page 35 is amended and restated in its entirety to read as follows:

   "Under the HSR Act, on March 2, 2001, Siemens Corp. filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Siemens Corp. On March 12, 2001, Siemens Corp. was informed by the FTC that early termination of the 15-calendar day waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer has been granted. Accordingly, the condition to the Offer requiring the expiration or termination of any applicable waiting period under the HSR Act prior to the expiration of the Offer has been satisfied. The Offer remains conditioned upon, among other things, the expiration or termination of the applicable waiting period under the German Competition Act and any other applicable foreign antitrust law. See "Section
14. Certain Conditions of the Offer." "

Item 12. Material to Be Filed as Exhibits.

 (a)(1) Offer to Purchase dated March 2, 2001.+

 (a)(2) Form of Letter of Transmittal.+

 (a)(3) Form of Notice of Guaranteed Delivery.+

 (a)(4) Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.+

 (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.+

 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

 (a)(7) Summary Advertisement as published in The Wall Street Journal on March
        2, 2001.+

 (a)(8) Press Release issued by Siemens AG on February 22, 2001.*

 (a)(9) Joint Press Release issued by Siemens AG and the Company on March 14,
        2001.

 (d)(1) Agreement and Plan of Merger dated as of February 21, 2001 among
        Siemens Corp., Purchaser and the Company.+

 (d)(2) Employment Agreement dated as of February 21, 2001 between the Company and Mark Floyd.+

 (d)(3) Supplemental Agreement dated as of February 21, 2001 between Siemens
        Information and Communication Networks, Inc. and Mark Floyd.+

 (d)(4) Confidentiality Agreement dated as of November 16, 2000 between Siemens
        Corp. and the Company.+

 (d)(5) Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al.,
        Cause No. 01-02083-C, filed on February 22, 2001, in the County Court of Dallas County in the State of Texas.**

 (d)(6) Complaint, Josephine Greenleaf, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County
        Court of Dallas County in the State of Texas.**

 (g)    None.

 (h)    None.

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*  Incorporated by reference to the Schedule TO-C filed by Siemens AG, Siemens
   Corp. and Purchaser on February 21, 2001.

+ Incorporated by reference to the Schedule TO filed by Siemens AG, Siemens Corp. and Purchaser on March 2, 2001.

** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens
   Corp. and Purchaser on March 8, 2001.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2001

                                          MEMPHIS ACQUISITION INC.

                                          By: /s/ Christoph Ferner
                                            -----------------------------------
                                             Name: Christoph Ferner
                                             Title: President

                                          By: /s/ Gunther Barth
                                            -----------------------------------
                                             Name: Gunther Barth
                                             Title: Vice President

                                          SIEMENS CORPORATION

                                          By: /s/ E. Robert Lupone
                                            -----------------------------------
                                             Name: E. Robert Lupone
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

                                          By: /s/ William G. Moran
                                            -----------------------------------
                                             Name: William G. Moran
                                             Title: Vice President

                                          SIEMENS AKTIENGESELLSCHAFT

                                          By: /s/ Roland Koch
                                            -----------------------------------
                                             Name: Roland Koch
                                             Title: Senior Vice President

                                          By: /s/ Christina Stercken
                                            -----------------------------------
                                             Name: Christina Stercken
                                             Title: Managing Director

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)      Offer to Purchase dated March 2, 2001.+

 (a)(2)      Form of Letter of Transmittal.+

 (a)(3)      Form of Notice of Guaranteed Delivery.+

 (a)(4)      Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.+

 (a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees to Clients.+

 (a)(6)      Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.+

 (a)(7)      Summary Advertisement as published in The Wall Street Journal on
             March 2, 2001.+

 (a)(8)      Press Release issued by Siemens AG on February 22, 2001.*

 (a)(9)      Joint Press Release issued by Siemens AG and the Company on March
             14, 2001.

 (d)(1)      Agreement and Plan of Merger dated as of February 21, 2001 among
             Siemens Corp., Purchaser and the Company.+

 (d)(2)      Employment Agreement dated as of February 21, 2001 between the
             Company and Mark Floyd.+

 (d)(3)      Supplemental Agreement dated as of February 21, 2001 between
             Siemens Information and Communication Networks, Inc. and Mark
             Floyd.+

 (d)(4)      Confidentiality Agreement dated as of November 16, 2000 between
             Siemens Corp. and the Company.+

 (d)(5) Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02083-C, filed on February 22, 2001, in the
             County Court of Dallas County in the State of Texas.**

 (d)(6)      Complaint, Josephine Greenleaf, et al. v. Efficient Networks,
             Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County Court of Dallas County in the State of Texas.**

 (g)         None.

 (h)         None.

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*  Incorporated by reference to the Schedule TO-C filed by Siemens AG, Siemens
   Corp. and Purchaser on February 21, 2001.

+ Incorporated by reference to the Schedule TO filed by Siemens AG, Siemens Corp. and Purchaser on March 2, 2001.

** Incorporated by reference to the Schedule TO/A filed by Siemens AG, Siemens
   Corp. and Purchaser on March 8, 2001.